Exhibit 99.2
LDK Solar to Report Second Quarter 2007 Financial Results on August 1, 2007
Xinyu City, China and Sunnyvale, California, July 18, 2007 — LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, announced today that it will release financial results for its 2007 second fiscal quarter ended June 30, 2007, following the close of the market on Wednesday, August 1, 2007. The company will host a corresponding conference call and live webcast at 5:00 p.m. Eastern Time (ET) the same day.
To listen to the live conference call, please dial 800-257-6607 (within U.S.) or 303-262-2006 (outside U.S.) at 4:50 p.m. ET on August 1, 2007. An audio replay of the call will be available to investors through August 6, 2007, by dialing 800-405-2236 (within U.S.) or 303-590-3000 (outside U.S.) and entering the passcode 11093873#.
A live webcast of the call will be available on the company’s investor relations website at investor.ldksolar.com.
About LDK Solar
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, the company provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi province in the People’s Republic of China. The company’s office in the United States is located in Sunnyvale, California.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801